Exhibit 23.6

March 30, 2023

TO:	Seabridge Gold Inc.
United States Securities and Exchange Commission

Re:	Seabridge Cold Inc. (the “Company”) Consent of Expert

Ladies and Gentlemen:

Reference is made to the technical report titled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-10 I Technical Report” dated August 8, 2022 (the “Technical Report”) prepared for the Company.

In connection with the Company’s Annual Report on Form 40-F (the “40-F”) in respect of the financial year ended December 31, 2022, to be filed with the U.S. Securities and Exchange Commission (“SEC”’) pursuant to the Securities Exchange Act of 1934, as amended, I, Neil Brazier, P.Eng., on behalf of myself and W.N. Brazier Associates Inc., hereby:

1.	consent to the public filing of the Technical Report and the use of any extracts from or a summary of the Technical Report in the 40-F;

2.	consent to the use ofmy name and W.N. Brazier Associates lnc.’s name and references to the Technical Report, or portions thereof, in the 40-F and to the inclusion or incorporation by reference of information derived from the Technical Report in the 40-F;

3.	confirm that I have read the 40-F and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible: and

4.	confirm that I have read the 40-F and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

Yours Truly

/s/ Neil Brazier,, P. Eng.
Neil Brazier,, P. Eng.
Principal
WN Brazier Associates Inc.